SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001-87

N.I.R.E. 35.300.314.441

PROPOSED AMENDMENTS TO THE BYLAWS

OF

GOL LINHAS AÉREAS INTELIGENTES S.A.

The Board of Directors of GOL LINHAS AÉREAS INTELIGENTES S.A., in compliance with the provisions set forth in the bylaws as well as the terms of art. 131, of Law 640476, as amended, hereby submit the proposed amendments to the Bylaws for approval by the Special Shareholders´ Meeting to be held on July 06, 2012.

i.         Proposed Amendment and Justification - art. 3: this amendment refers only to the change of address of the company´s head-office, in order to establish it closer to the Company´s management. The proposed amendment shall not entail any economic effects whatsoever.

ARTICLE 3: The Company's head office is located in the City of São Paulo, State of São Paulo, at Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, and it may open and close branches, agencies, warehouses or representation offices in any part of the Brazilian territory or abroad, by resolution of the Board of Directors.

ii.        Proposed Amendment and Justification - art. 6: this amendment refers to authorization to the Board of Directors for passing a resolution approving the issuance of convertible debentures up to the limit of the authorized capital stock, in accordance to the amendment to the Corporations Act resulting from the enactment of Law no. 12.431/2011. The proposed amendment shall not entail any economic effects whatsoever.

ARTICLE 6: With due regard to the applicable limits provided for in the law, the Company is authorized to increase its corporate capital up to R$ 4.000.000.000,00 (four billion Reais).

1st Paragraph - Within the limit authorized by this Section, the Company may, by resolution of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, either upon issuance of shares, without respecting the proportionality between the different types of shares, or upon issuance of debentures convertible into stock. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

iii.     Proposed Amendment and Justification -art. 13: this amendment is intended for excluding the requirement that members of the Board of Directors must be shareholders of the Company, in accordance to the amendment to the Corporations Act resulting from the enactment of Law no. 12.431/2011;

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ARTICLE 13: The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, resident or not in Brazil, appointed by the General Shareholders' Meeting and subject to dismissal by the General Shareholders' Meeting at any time, for a unified term of office of 1 (one) year, reelection being permitted. The General Shareholders' Meeting shall also designate the Chairman of the Board, who may not be simultaneously the Chief Executive Officer of the Company, under the terms or Article 12, §3, above.

iv.       Proposed Amendment and Justification -art. 15: this amendment should be made solely for wording consistency, without any practical effects whatsoever.

ARTICLE 15: The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 as well as in these Bylaws (and, if applicable, shall speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), by the favorable vote of the majority of the members present at the meeting.

v.        Proposed Amendment and Justification - art. 16: assignment of additional specific duties to the Board of Directors, especially as far as it refers to their obligation to set guidelines, criteria and limits to be complied with by the Board of Officers in the performance of certain acts that give or may give rise to obligations for the Company. Further, authority is granted to the Board of Directors for deciding the issuance of convertible secured debentures, in consequence of the amendment to the Corporations Act resulting from the enactment of Law no. 12.431/2011. It is our understanding that more accurately defining the criteria set out by the Board of Directors for acts to be performed by the Board of Officers is consistent with the segregation of duties between the Board of Directors and the Board of Officers and will provide enhanced transparency to the decision-making processes and transactions of the Company, thus ensuring their interest to be in line with the Company´s interest, with due compliance with the Corporate Governance best practices. The proposed amendment shall not entail any economic effects whatsoever.

(...)

ARTICLE 16: The Board of Directors, according to the provisions in Article 29, is responsible for the following decisions:

(...)

k)     Determine the powers of the Board of Officers for the secured fiduciary sale or encumbrance of the Company´s permanent assets, including mortgaging, pledging, granting of lien, antichresis, surety or guarantee, confessing, waiving rights, discharging third parties´ obligations to the company, compromising and otherwise determining, as deemed convenient, which members of the Board of Officers shall perform the authorized act, and being entitled to define cases in which the previous authorization of the Board of Directors is a necessary condition;

(...)

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q)     Pass a resolution approving the issuance of secured or unsecured debentures, whether convertible into stock or not;

(...)

s)     From time to time, set out criteria for: amount, time/term, extension of effects and others, under which certain corporate and/or financial acts, including loans of assets and liabilities, may be performed by the Board of Officers;

t)     Authorize, as long as the criteria referred to in subclause “s” have not been set out, borrowing of money or granting of loans or other credit facilities, by the Company;

vi.       Proposed Amendment and Justification -art. 17, § 3, “a”, “c”, “d”, “e” and “ f“ and addition of § 4: The proposed amendments to art. 17, §3 aim at more clearly regulating the main duties of the Chief Executive Officer of the Company, consistently with the segregation of duties between the Board of Directors and the Board of Officers, specifically and explicitly describing certain activities already performed by the Board of Officers, in line with the Corporate Governance best practices and ensuring the alignment of the management bodies for the achievement of the corporate purposes. The addition of §4 also reflects the above referred purpose. The proposed amendments shall not produce any economic effects whatsoever.

ARTICLE 17- (...)

(...)

3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, for coordinating the regular activities of the Company, including the following activities:

(a)      To cause the compliance with these Bylaws and the implementation of the guidelines and resolutions passed at the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings;

(b)   (...)

(c)      To keep the members of the Board of Directors informed about the activities of the Company and the progress of its operations;

(d)      To annually submit to the Board of Directors, for their approval, the Management Report and the Board of Officers´ accounts, accompanied with the independent auditors´ report, as well as the proposal for allocation of the profit for the previous fiscal year;

(e)      To prepare and propose, to the Board of Directors, the annual and multiannual budgets, the strategic plans, the expansion projects and the investment projects; and

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(f)       To exercise other duties as may be assigned to him by the Board of Directors.

§4        The Chief Executive Officer shall be the Company´s representative before public authorities and, in the exercise of his duties regarding relationship and institutional policies, he shall be supported by the Chairman of the Board of Directors.

Below is a draft of the Bylaws emphasizing the proposed amendments:

CHAPTER I

NAME, HEADQUARTERS, JURISDICTION, DURATION AND PURPOSE

ARTICLE 1 – Gol Linhas Aéreas Inteligentes S.A. (“Company”) is a joint stock company governed by the laws and use of commerce, by these By-Laws (“Bylaws”) and applicable legislation.

1st paragraph – Upon admission of the Company in the special listing segment called Level 2 of Corporate Governance (“Nível 2 de Governança Corporativa”) of the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) (Stock, Commodities and Futures Exchange), the Company, its shareholders, executive officers and members of the Board of Directors and of the Fiscal Board, when installed, are bound by the provisions set forth in the Regulation of Level 2 Corporate Governance of BM&FBOVESPA (“Regulation”).

2nd paragraph – The provisions in the Regulation shall prevail over the provisions in the Bylaws, in the event of loss to the rights of the investors in public offerings provided for in these Bylaws.

ARTICLE 2 - The objective of the Company is to exercise corporate control of VRG Linhas Aéreas S.A. or of its successor at any title, and by means of controlled or affiliate companies, to exploit: (a) regular and non-regular air transportation services of passengers, cargo and mail bags, nationally or internationally, according to the concessions granted by the competent authorities; (b) complementary activities of chartering air transportation of passengers, cargo and mail bags; (c) the rendering of maintenance services, repair of aircrafts, own or third parties, motors, items and parts; (d) the rendering of services of aircraft hangar; (e) the rendering of services of attendance of patio and road, supplying of flight attendance and aircrafts cleaning; (f) the development of other activities related, connected or auxiliary to air transportation and to the other activities above described; and (g) participation in other companies, as a partner, quotaholder or shareholder. 2

Sole Paragraph - The transfer of the corporate control of VRG Linhas Aéreas S.A. shall be considered a change in corporate objective for purposes of exercise of the withdrawal right by the shareholders of the Company.

ARTICLE 3 - The Company's head office is located in the City of São Paulo, State of São Paulo, at  Pça. Comandante Linneu Gomes, s/n, portaria 3, prédio 24, parte, Jardim Aeroporto, and it may open and close branches, agencies, warehouses or representation offices in any part of the Brazilian territory or abroad, by resolution of the Board of Directors.

ARTICLE 4 - The Company's term is indefinite.

CHAPTER II

CAPITAL STOCK AND SHARES

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ARTICLE 5 – The Capital Stock, fully subscribed and paid-up, is two billion, three hundred and sixteen million, four hundred and sixty-one thousand, seven hundred and forty reais and twenty-three cents (R$ 2.316.461.740,23), represented by two hundred and seventy million, three hundred and eighty-six thousand, eight hundred and sixty-six (270.386.866) shares, of which one hundred and thirty-seven million, thirty two thousand and seven hundred and thirty-four (137.032.734) are common shares and one hundred thirty-three million, three hundred and fifty-four thousand and one hundred and thirty-two (133.354.132) are preferred shares, all of them registered, with no face value.

1st paragraph – The Company’s shares shall be registered, with the adoption of book-entry shares being permitted, in which case they will be held in deposit accounts opened in the name of their respective holders, with a financial institution duly authorized by the Brazilian Securities and Exchange Commission (“CVM”), it being permitted that the fee mentioned in paragraph 3, article 35, of Law nº 6.404/76, as amended, be charged to the shareholders.

2nd Paragraph - Each common share shall be entitled to one vote in the Shareholders Meetings.

3rd Paragraph - Preferred shares shall not be entitled to voting rights, except in the case of the subjects specified in the 4th Paragraph below, the preferences consisting on the following:

(a) priority in the reimbursement of capital, without premium; and

(b) the right to be included in the public offering arising from the sale of corporate control, for the same condition and the same price paid per share of the block of control, being guaranteed the right to dividends at least equal to that of the common shares.

4th Paragraph - Preferred shares shall be entitled the right to vote in any deliberations of the General Shareholders' Meeting about (a) transformation, incorporation, spin-off and merger of the Company; (b) approval of agreement between the Company and the Controlling Shareholder (as defined in the Regulation), directly or through third parties, as well as any other companies in which the Controlling Shareholder has interest, always when by operation of law or the Bylaws are deliberated in a general meeting; (c) evaluation of goods destined to the paying up of increase of the Company's corporate capital; (d) choice of specialized institution or company for the determination of the Economic Value of the Company according to the definition and terms of item 10.1.1. of the Regulation; (e) change of the Company's corporate purpose; (f) amendment or revocation of statutory provisions that amend or modify any of the requirements provided for in item 4.1. of the Regulation, being agreed that such voting right shall prevail while the Level 2 Corporate Governance Listing Agreement (as defined in the Regulation) is effective; and (g) any change in the voting rights determined in this paragraph.

5th Paragraph - If there is a shareholder withdrawal, the amount to be paid by the Company as reimbursement for the shares held by the shareholder that has exerted this withdrawal right, when authorized by law, shall correspond to the economic value of such shares, to be calculated according to the procedure of evaluation accepted by Law nº 6.404/76, as amended, whenever such value is lower than the equity value calculated according to article 45 of Law nº 6.404/76.

6th Paragraph - The shareholders may, at any time, convert common shares into preferred shares, in the proportion of 1 (one) common share to 1 (one) preferred share, provided that such shares are paid-up and with due regard to the legal limit. The conversion requests shall be sent to the Board of Officers in writing. The conversion requests received and accepted by the Board of Officers shall be ratified in the first meeting of the Board of Directors to be held.

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ARTICLE 6 - Observing the legal limitations applicable, the Company is authorized to increase its corporate capital up to four billion Reais (R$4,000,000,000.00).

1st Paragraph - Within the limit authorized by this Section, the Company may, by resolution of the Board of Directors, increase the corporate capital, regardless of amendment to the By-Laws, either upon issuance of shares, or upon issuance of debentures convertible into stock, without respecting the proportionality between the different types of shares. The Board of Directors shall determine the conditions for the issuance, including the price and pay-up term.

2nd Paragraph - At the Board of Directors' discretion, the right of first refusal may be excluded or have its term for exercise reduced concerning the issuance of shares in which placement is held in the stock market or by public subscription, or even by exchange per shares, in a public offering for acquisition of corporate control, according to the provisions of law.

3rd Paragraph - The Company may, within the limit of the authorized capital established herein and according to a plan approved by the shareholders' meeting, grant stock options to its officers or employees or to individuals that render services to the Company or to a company under its control.

ARTICLE 7 - The issuance of participation certificates by the Company is forbidden.

CHAPTER III

SHAREHOLDERS' MEETINGS

ARTICLE 8 - The Shareholders' Meetings have authority to decide on all matters related to the purpose of the Company and take any resolutions deemed convenient to its protection and development. Shareholder Meetings shall be called, installed and held for the purposes of and as provided for by law, and resolutions shall be taken according to the quorum established by law.

1st Paragraph - The Shareholders' Meeting shall be called by means of a call notice published at least fifteen (15) days prior to the first call and eight (8) days prior to the second call.

2nd Paragraph - All documents to be analyzed or discussed in the Shareholders' Meeting shall be made available to the shareholders in the BM&FBOVESPA, as well as in the Company's headquarters, as from the date of publication of the first call notice mentioned in the previous paragraph.

ARTICLE 9 - The Shareholders' Meeting shall be installed and presided by the Chairman of the Board of Directors and, upon his absence or impediment, by another member of the Board of Directors or, in the absence of either of these, by any of the Company's officers present.

Sole Paragraph - The President of the Shareholders' Meeting shall choose one or more secretaries.

ARTICLE 10 - The shareholders shall meet annually during the four (4) months immediately following the end of the fiscal year and they shall decide on the matters for which they are responsible as provided for by law.

ARTICLE 11 - The shareholders shall meet on an extraordinary basis whenever the Company's interests require a decision by the shareholders and in the cases provided by Law and under these Bylaws.

CHAPTER IV

MANAGEMENT

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ARTICLE 12 - The Company shall be managed by a Board of Directors and a Board of Officers.

1st Paragraph - The Shareholders' Meeting shall establish the global amount of compensation for the Administrators (as defined in the Regulation), and the Board of Directors shall be responsible to decide, in a meeting, the individual compensation of each of the members of the Board of Directors and of the Board of Officers.

2nd Paragraph - The alternates for the members of the Board of Directors shall be compensated with a fixed amount for each meeting to which they attend, except when they take office, in case of vacancy.

BOARD OF DIRECTORS

ARTICLE 13 - The Board of Directors shall be comprised of at least 5 (five) and at most 11 (eleven) members, resident or not in Brazil, appointed by the General Shareholders' Meeting and subject to dismissal by the General Shareholders' Meeting at any time, for a unified term of office of 1 (one) year, reelection being permitted. The General Shareholders' Meeting shall also designate the Chairman of the Board, who may not be simultaneously the Chief Executive Officer of the Company.

1st Paragraph - At least 20% (twenty per cent) of the Directors shall be Independent Directors (as defined in the Regulation) and expressly declared as such in the minutes of the General Shareholders’ Meeting at which they are elected. A Director will be also deemed as independent if elected in accordance with the provisions set forth in article 141, §§ 4 and 5 and article 239 of Law nº 6404/76. In case, as a result of compliance with the above mentioned percentage, there shall be a fraction number of directors, such number will be rounded up pursuant to the terms of the Regulation.

2nd Paragraph - The General Shareholders' Meeting may appoint one or more deputies for the members of the Board of Directors.

3rd Paragraph - On the election of the members of the Board of Directors, the General Meeting shall first determine, upon vote of the majority of its members, the number of members of the Board of Directors to be appointed.

4th Paragraph - The members of the Board of Directors shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Senior Managers (as defined in the Regulation). The Directors shall, immediately after vested in office, inform the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

5th Paragraph - The members of the Board of Directors not reelected shall remain in office until their substitutes are vested in office.

6th Paragraph - The places of the members of the Board of Directors, if there is no deputy, may be filled by the Board of Directors its own, until the first General Shareholders Meeting that deliberates on the filling of the place, whose substitute shall complete the office of the substituted Director.

ARTICLE 14 - The Board of Directors shall meet whenever called by its Chairman or by 3 (three) of its members. The Directors may participate in the Board of Directors' meetings through conference call or video conference.

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1st Paragraph - The meeting shall be called at least seven (7) days in advance, by registered mail or other written means, with a brief description of the agenda, and the attending members shall be deemed regularly called. 7

2nd Paragraph - Minutes of the meeting shall be recorded.

3rd Paragraph - The meetings shall be installed in the presence of at least the relative majority of the members of the Board of Directors, in the two (2) first calls, and with the presence of at any number of members in the third call. The decisions shall be taken by a majority of votes among the attending members. The Chairman is not entitled to casting a vote.

4th Paragraph - Regardless of the formalities related to its call, a meeting shall be deemed regularly called if all members attend.

5th Paragraph - The members of the Board of Officers and of the Fiscal Board (Conselho Fiscal) may attend the Board of Directors' meetings and shall have the right to speak but not the right to vote.

ARTICLE 15 - The Board of Directors shall decide on the matters described in Section 142 of Law No. 6.404/76 as well as in these Bylaws (and, if applicable, shall speak favorably with respect to the matters of exclusive responsibility of the Shareholders' Meeting), by the favorable vote of the majority of the members present at the meeting.

ARTICLE 16 - The Board of Directors, according to the provisions of article 29, is responsible for the following decisions:

a) Determine of the general orientation of the business of the Company;

b) Elect and dismiss the Company's Officers;

c) Arrogate to itself and decide about any subject which is not of exclusive responsibility of the Shareholders' Meeting or of the Board of Officers;

d) Decide about the call of a Shareholders' Meeting, whenever it deems necessary, or in the case of article 132 of Law nº 6.404/76;

e) Audit the administration of the Officers, by examining, at any time, books and papers of the Company, and requesting information on agreements executed or under execution and any other acts;

f) Elect and dismiss the independent auditors;

g) Call the independent auditors to render the explanations deemed necessary;

h) Analyze the Management Report and the Board of Officers' accounts and decide about their submission to a Shareholders' Meeting;

i) Approve the annual and pluriannual budgets, the strategic plans, the expansion projects, and monitor their execution;

j) Approve the incorporation of a subsidiary and the participation of the Company in the corporate capital of other companies in the country and abroad;

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k) Determine the powers of the Board of Officers for the secured fiduciary sale or encumbrance of the Company´s permanent assets, including mortgaging, pledging, granting of lien, antichresis, surety or guarantee, confessing, waiving rights, discharging third parties´ obligations to the company, compromising and otherwise determining, as deemed convenient, which members of the Board of Officers shall perform the authorized act, and being entitled to define cases in which the previous authorization of the Board of Directors is a necessary condition;

l) Authorize the Company to render guarantees on behalf of third parties;

m) Assessing and Overseeing the implementation of the related party transactions policy for the Company;

n) Authorize the opening, transfer or closing of offices, branches, facilities or other establishments of the Company;

o) Decide about the acquisition by the Company of shares of its own issuance, to be held in treasury and/or later canceled or disposed;

p) Grant stock options to its administrators and employees, without right of preference to the shareholders;

q) Pass a resolution approving the issuance of secured or unsecured simple debentures, whether convertible into stock or not;

r) Authorize the issuance of any credit instruments for the raising of funds, either "bonds", "notes", "commercial papers", or others usual in the market, deciding about its conditions of issuance and retrieval;

s) From time to time, set out criteria for: amount, time/term, extension of effects and others, under which certain corporate and/or financial acts, including loans of assets and liabilities, may be performed by the Board of Officers;

t) Authorize, as long as the criteria referred to in subclause “s” have not been set out, borrowing of money or granting of loans or other credit facilities, by the Company;

u) State its favorable or dissenting opinion with respect to any public offering for shares issued by the Company, by means of a duly substantiated opinion, disclosed within fifteen (15) days prior to the publication of the invitation to the public offering, which shall address, at least (i) the convenience and opportunity of the public offering of shares as for the interests of all the shareholders and in relation to the liquidity of the securities owned by it; (ii) the consequences of the public offering of shares on the Company’s interest; (iii) the strategic plans disclosed by the offeror in relation to the Company; (iv) other issues the Board of Directors may deem to be pertinent, as well as the information required by the applicable rules set forth by the CVM; and

v) Define a list with the names of three firms specialized in economic evaluation of companies for preparing an appraisal report of the Company’s shares, in the cases of public offering of shares for cancellation of registration of the company as a publicly-held company or for delisting from the Level 2 Corporate Governance segment of the BM&FBOVESPA.

1st Paragraph - The Company and the managers shall, at least once a year, call a public meeting with analysts and any other interested parties, to divulge information regarding its respective economic-financial situation, projects and perspectives.

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2nd Paragraph - The Board of Directors is responsible for the institution of Committees and the definition of their regulations and responsibilities. The following Committees shall be permanent: Audit and People Management and Corporate Governance Committees.

BOARD OF OFFICERS

ARTICLE 17 - The Board of Officers shall be comprised of at least two (2) and up to seven (7) Officers, being one Chief Executive Officer, one Chief Financial Officer, one Investor Relations Officer and four (4) Officers, all resident in the Country, appointed by the Board of Directors and being its dismissal possible at any time, with a term of office of one (1) year, reelection permissible.

1st Paragraph - The responsibilities of the officers shall be defined by the Board of Directors, which shall also establish the fixed compensation of each member of the Board of Officers, and shall distribute, whenever applicable, the participation in the profits established by the Shareholders' Meeting. 10

2nd Paragraph - The officers shall ensure the compliance of the law and the Bylaws.

3rd Paragraph - The Chief Executive Officer shall be responsible, in particular, for coordinating the regular activities of the Company, including the following activities:

(a)   To cause the compliance with these Bylaws and the guidelines and resolutions passed at the Shareholders' Meetings, the Board of Directors' Meetings and the Board of Officers' Meetings;

(b)   To administer, manage and superintend the corporate business, and to issue and approve internal instructions and regulations deemed by him to be useful or necessary for causing the compliance with the general guidelines of the Board of Directors relating to the Company´s business, under the terms of art. 16, “a” of these Bylaws.

(c)   To keep the members of the Board of Directors informed about the activities of the Company and the progress of its operations;

(d)   To annually submit to the Board of Directors, for their approval, the Management Report and the Board of Officers´ accounts, accompanied with the independent auditors´ report, as well as the proposal for allocation of the profit for the previous fiscal year;

(e)   To prepare and propose, to the Board of Directors, the annual and multiannual budgets, the strategic plans, the expansion projects and the investment projects; and

(f)    To exercise other duties as may be assigned to him by the Board of Directors.

4th Paragraph - The Chief Executive Officer shall be the Company´s representative before public authorities and, in the exercise of his duties regarding relationship and institutional policies, he shall be supported by the Chairman of the Board of Directors.

5th Paragraph - In case of vacancy or impediment of any officer, the Board of Directors shall designate a new officer or a substitute and shall set forth, in either case, the respective term-of-office and compensation.

6th Paragraph - The Board of Officers shall meet whenever necessary, and the meeting shall be called by the Chief Executive Officer, who shall also be the chairman of the meeting.

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7th Paragraph - The meeting shall be installed with the presence of the officers representing the majority of the members of the Board of Officers.

8th Paragraph - Minutes of the meetings and the decisions of the Board shall be registered in the proper book.

9th Paragraph - The members of the Board of Officers shall be vested in office upon signature of the respective term, drawn up in the proper book, and the vesting in office shall be conditioned to the signature of the Statement of Consent of Senior Managers (as defined in the Regulation). The Officers shall, immediately after vested in office, inform the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 18 - The Board of Officers shall have all the powers and attributions that the law, the Bylaws and the Board of Directors of the Company confer upon it for the performance of the necessary acts to the regular operation of the Company, being entitled to decide on the performance of all actions and transactions related to the purpose of the Company which are not within the responsibilities of the Shareholders' Meeting or the Board of Directors, as well as all actions and transactions which do not require previous authorization from the Board of Directors.

1st Paragraph - With due regard to the provisions above, the Board of Officers shall: 11

a) Represent the Company in accordance with its Bylaws, whether in court or out-of-court, with due regard to the attributions set forth in law, and appoint ad negotia or adjudicia attorneys-in- fact;

b) Prepare and perform the plans and investment and development policies, as well as the respective budgets, with due regard to the deliberative capacity of the Board of Directors; and

c) Control and analyze the behavior of the controlled, affiliate and subsidiary companies in view of the expected results.

2nd Paragraph - The Board of Officers may designate one of its members to represent the Company in acts or transactions in the country or abroad, or designate an attorney-in-fact to perform a specific act, provided that the minutes that contain the decision of the Board of Officers are registered before the Commercial Registry, if necessary.

ARTICLE 19 - In addition to the provisions listed in the 3rd Paragraph of article 15 above, the Company's Chief Executive Officer shall have powers to preside over the meetings of the Board of Officers and supervise the compliance of general decisions.

ARTICLE 20 - All acts that create responsibility for the Company, or discharge third parties obligations to the company, including the representation of the Company in court, actively or passively, shall only be deemed valid if approved according to the Bylaws and if they have:

a) the joint signature of the Chief Executive Officer and another Officer; or

b) the joint signature of two Officers; or

c) the signature of one Officer together with an attorney-in-fact; or

d) the joint signature of two attorneys-in-fact of the Company.

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1st Paragraph - The powers-of-attorney shall always be executed by two members of the Board of Officers, and shall be granted for specific purposes and for a determined term, except for those with the powers of the ad judicia clause. 12

2nd Paragraph - The Company shall be represented solely by any of the Officers, without regard to the formalities set forth in this Section in the cases of personal testimony and in their condition of representatives of the Company on judicial hearings.

CHAPTER V

FISCAL BOARD (CONSELHO FISCAL)

ARTICLE 21 - The Company shall have a Fiscal Board composed of three (3) to five (5) members and alternates in equal number. The Fiscal Board shall not be permanent. It shall only be elected and installed by the Shareholders' Meeting upon the request of the shareholders, in the cases provided by law.

Sole Paragraph - The members of the Fiscal Board shall be vested in office upon signature of the respective term, drawn up in the proper book, being the vesting in office conditioned to the signature of the Statement of Consent from Fiscal Board Members (as defined in the Regulation). The members of the Fiscal Board shall, immediately after vested in office, inform the BM&FBOVESPA the amount and the characteristics of the securities issued by the Company that they hold, directly or indirectly, including its derivatives.

ARTICLE 22 - The Fiscal Board shall meet whenever called by any of its members, at least once every three months. The operation of the Fiscal Board shall end on the Annual Shareholders' Meeting subsequent to its installation, and reelection of its members is permitted.

ARTICLE 23 - The compensation of the members of the Fiscal Board shall be determined at the Shareholders' Meeting during which they are elected.

CHAPTER VI

CORPORATE YEAR, FINANCIAL STATEMENT AND PROFIT ALLOCATION

ARTICLE 24 - The Company's fiscal year shall have a term of one year and shall end on the last day of December of each year.

ARTICLE 25 - At the end of each fiscal year the financial statements required by law shall be drawn up based on the Company's accountancy: 13

a) Balance sheet;

b) Statement of changes in net worth position;

c) Statement of results of the fiscal year; and

d) Statement of origin and application of resources.

1st Paragraph - Jointly with the financial statements of the fiscal year, the Board of Directors shall present during the Annual Shareholders' Meeting a proposal on the destination to be given to the net profit, observing the provisions of law and the Bylaws.

2nd Paragraph - The Board of Directors may determine the preparation of balance sheets at any time, respecting provisions of law, and approve the distribution of intercalary dividends based on the profits verified.

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3rd Paragraph - At any time, the Board of Directors may also deliberate the distribution of intermediary dividends, to the account of accumulated profits or reserve of existing profits.

4th Paragraph - The amount paid or credited as interest on equity capital under the terms of article 9, Paragraph 7 of Law nº 9.249/95, and the applicable laws and regulations, may be regarded as obligatory dividend and integrate the total value of the dividends distributed by the Company for all legal purposes.

5th Paragraph - Intermediate and intercalary dividends shall always be credited and considered as anticipation of the mandatory dividend.

ARTICLE 26 - From the results of the fiscal year, occasional accumulated losses and income tax provision shall be deducted from the results of the fiscal year prior to any participation.

1st Paragraph - Over the remaining profit calculated as described in this Section's mainline, the statutory participation of the Managers shall be calculated to the maximum extent permitted by law.

2nd Paragraph - The net profit of the fiscal year after the deduction referred to in the previous paragraph, shall be applied as follows:

a) five per cent (5%) for the legal reserve until it reaches twenty per cent (20%) of the Company's paid up capital;

b) twenty-five per cent  (25%) of the balance of the net profit of the fiscal year, after the deduction referred to in the previous paragraph and adjusted pursuant to article 202 of Law nº 6.404/76, shall be used to pay mandatory dividend to all of its shareholders;

c) every time the amount of the minimum dividend is greater than the amount of the realized part of the fiscal year, the administration may suggest, and a Shareholders' Meeting approve, the destination of the excess to the constitution of profit reserve to be realized, pursuant to article 197 of Law nº 6.404/76; and

d) the remaining balance shall have the destination attributed to it by the Board of Directors, provided it has been approved during the Shareholders' Meeting, or it has not been decided otherwise, pursuant to article 196 of Law nº 6.404/76.

CHAPTER VII

LIQUIDATION

ARTICLE 27 - The Company shall be liquidated in the cases established by law or by virtue of a decision of the Shareholders' Meeting, and shall be extinguished at the end of the liquidation process.

Sole Paragraph - The Board of Directors shall appoint the liquidator and determine the process and the directives to be observed and shall establish its compensation.

CHAPTER VIII

GENERAL PROVISIONS

ARTICLE 28 - The dividends that are not received or requested shall expire in a three (3) year period as of the date in which they are made available to the shareholder, and shall revert in favor of the Company.

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ARTICLE 29 - The Company shall observe the shareholders' agreements registered according to article 118 of Law No. 6.404/76, and the administration shall refrain from making the registry of the transfer of shares contrary to the respective terms, and the Chairman of the Shareholders' Meeting and the Chairman of the Board of Directors Meeting, and refraining from computing the votes against such agreements.

CHAPTER IX

TRANSFER OF THE CORPORATE CONTROL, CANCELLATION OF THE REGISTRATION OF PUBLICLY HELD COMPANY AND THE DISCONTINUANCE OF THE DIFFERENTIATED CORPORATE GOVERNANCE PRACTICES

ARTICLE 30 - The disposal of control of the company, whether by one single transaction or in a series of successive transactions shall be carried out on precedent or resolutive condition, namely, that the Buyer (as defined in the Regulation) undertakes to tender a public offer for the acquisition of further shares held by the other shareholders in the Company, observing the conditions and terms provided for in applicable law and the Regulation, so that they may be accorded the same treatment as the Selling Controlling Shareholder (as defined in the Regulation).

Sole Paragraph - The price of the public offer referred in the caput of the present article shall be the same price paid per share of the block of control, for the holders of preferred and common shares with voting rights, without voting rights or with restricted voting rights issued by the Company.

ARTICLE 31 - The public offer referred in the previous article will also be mandatory:

a) when there has been a paid assignment of subscription rights for shares and other securities or rights related to share convertibles, that may result in Disposal of the Company's Share Control (as defined in the Regulation); and

b) whenever there has been disposal of controlling interest in a company that holds the Company's Share Control (as defined in the Regulation); in such case, the Selling Controlling Shareholder shall be obliged to inform the BM&FBOVESPA, the value ascribed to the company in under the aforesaid disposal transaction and attach supporting documents of such value.

ARTICLE 32 - Whoever acquires the Share Control of the Company, by means of a private share purchase agreement entered into with the Controlling Shareholder, whatever the amount of shares involved, shall be required to:

a) tender the public offer referred in article 30 of these Bylaws; and

b) pay, in the terms described below, amount equal to the difference between the price of the public offer and the value paid for share bought on the stock exchanges over the period of six (6) months prior to the date of the acquisition of Company’s Control, duly updated until the payment date. Said amount shall be distributed among all the persons selling the Company’s shares in the floor sessions in which the Purchaser (as defined in the Regulation) effected the acquisitions, proportionally to the net daily selling balance of each person, it being the duty of the BM&FBOVESPA to carry out the distribution, under the terms of its regulations.

ARTICLE 33 - The Company shall not register any transfer of shares for the Buyer (as defined in the Regulation) or to those who come to hold the Share Control (as defined in the Regulation) while they do not execute the Statement of Consent from Controlling Shareholders (as defined in the Regulation).

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ARTICLE 34 - The Company shall not register shareholders' agreements that include provisions on the exercise of Share Control while its signatories do not sign the Statement of Consent from Controlling Shareholders.

ARTICLE 35 - It is hereby established the obligation of the Controlling Shareholder or the Company to tender a public offer for acquisition of shares for cancellation of registration as a publicly-held company. The minimum price to be offered shall correspond to the Economic Value verified in the appraisal report referred in item 10.1 of the Regulation, respecting the legal and regulatory applicable rules.

ARTICLE 36 - It is hereby established the obligation:

a) of the Controlling Party to tender a public offer of acquisition of shares pertaining to the other shareholders of the Company, in case of exit of the Company of the Level 2, so that the shares of the Company are registered for negotiation outside of Level 2; and

b) of the Controlling Party to effect a public offer for acquisition of shares pertaining to the other shareholders of the Company, in case of a corporate restructuring after which the resulting company does not have its securities admitted for trading in the Level 2, within one hundred and twenty (120) days counted from the date of the general shareholders’ meeting at which the transaction was approved.

1st Paragraph - In both cases, the price to be offered shall correspond, at least, to the Economic Value to be calculated as according to the provisions of Section X of the Regulation, observing legal and regulatory applicable rules. 17

2nd Paragraph – The Controlling Shareholder is discharged from proceeding to the public offering of the shares referred to in the head paragraph of this article if the Company exits Level 2 of Corporate Governance by reason of the entry into an Agreement for listing of the Company’s shares in the special segment of the BM&FBOVESPA called Novo Mercado (“Novo Mercado”) or if the company surviving from a corporate reorganization obtains authorization for trading securities in the Novo Mercado within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved.

ARTICLE 37 - The appraisal report referred in the preceding articles 35 and 36 above shall be prepared by a specialized company or institution, with proven experience and independent from the decision-making body of the company, its senior managers and/or controlling shareholders, provided that such report shall also comprise with provisions of paragraph 1 of article 8º of Law nº 6.404/76 without prejudice of the liability set out in paragraph 6 of the same article of the Law.

1st Paragraph - The choice of the institution or specialized company responsible for the determination of the Economic Value of the Company is of exclusive competence of the General Shareholders' Meeting, as of the presentation, by the Board of Officers, of a triple list, and such deliberation shall, blank votes not being computed to that end, and being each share, irrespective of kind or class, shall carry one vote, be taken by the majority of votes, of the shareholders representative of the Shares on the Market (as defined in the Regulation) present in such shareholders' meeting, which, if installed in the first call, shall count with the presence of shareholders that represent, at least, 20% (twenty per cent) of the total Shares on the Market or, if installed on the second call, may count with the presence of any number of shareholders representative of the Shares on the Market.

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2nd Paragraph - The costs for preparation of the appraisal report shall be undertaken in whole by the offering shareholder.

ARTICLE 38 – In the event there is no Controlling Shareholder, in case it is approved the exit of the Company of Level 2 of Corporate Governance segment, in order that the securities issued thereby may be listed for trading outside the Level 2 of Corporate Governance segment, or by reason of a corporate reorganization in which the company surviving from such corporate reorganization does not have its securities admitted for trading in the Level 2 of Corporate Governance segment or it the “Novo Mercado” segment within one hundred and twenty (120) days counted from the date of the general meeting at which the referred transaction was approved, said existing will be conditioned on a public offering of the shares being carried out under the same conditions provided for in article 36 above.

1st Paragraph – The general meeting at which the referred transaction was approved shall define the party(ies) responsible for carrying out the public offering of shares, which, being present at the meeting, shall expressly undertake the obligation to carry out the offering.

2nd Paragraph – In the absence of definition of the party(ies) responsible for carrying out the public offering of shares, in case of corporate reorganization, pursuant to the terms of the 1st Paragraph above, it shall be the duty of the shareholders having voted favorably for the corporate reorganization to carry out the public offering.

ARTICLE 39 – The exit of the Company from the Level 2 of Corporate Governance segment by reason of failure to comply with the obligations provided for in the Regulation shall be conditioned on the public offering of the shares being effected, at least, for the Economic Value of the shares, to be determined in an appraisal report as mentioned in article 37 above, with due regard to the applicable legal and regulatory rules.

1st Paragraph – The Controlling Shareholder shall conduct the public offering of the shares provided for in the head paragraph of this article.

2nd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article arises out of a decision made at the general meeting, the shareholders having voted favorably to the adoption of the resolution that gave rise to the respective noncompliance will conduct the public offering of the share as set forth in the head paragraph of this article.

3rd Paragraph – In the event there is no Controlling Shareholder and the exit from Level 2 of Corporate Governance segment referred to in the head paragraph of this article is due to a management’s act or fact, the directors of the Company shall call a general shareholders’ meeting whose agenda shall be to adopt a resolution on how to remedy the noncompliance with the obligations provided for in the Regulation or, if the case may be, to decide that the Company shall exit from the Level 2 of Corporate Governance segment. 19

4th Paragraph – In case the general meeting mentioned in the 2nd paragraph above shall decide that the Company shall exit from Level 2 of Corporate Governance segment, the referred general meeting shall define the party(ies) responsible for conducting the public offering of shares provided for in the head paragraph of this article, which, being present at the meeting, shall expressly undertake the obligation to conduct the public offering.

ARTICLE 40 - The situations not provided for in these bylaws shall be resolved by the Shareholders' Meeting and regulated according to the provisions of Law nº 6.404/76.

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ARTICLE 41 - The Company, its Shareholders, its Senior Managers and the members of the Fiscal Board undertake to resolve, by means of arbitration, before the Market Arbitration Chamber, any and all dispute or controversy that may arise between them, related to or arising from, specially, the application, validity, effectiveness, interpretation, violation and its effects, of the provisions contained in the Brazilian Corporations' Law, Company's Bylaws, in the rules issued by the National Monetary Council, the Brazilian Central Bank and the Securities Commission, as well in the other rules applicable to functioning of the securities market in general, as well as those of the Regulation, of the Sanctions Regulation (as defined in the Regulation), of the Agreement for Listing in the Level 2 of Corporate Governance of the BM&FBOVESPA, and of the Arbitration Regulation (as defined in the Regulation).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.